Notice to ASX/LSE 15 September 2022 Proposed joint venture between Rio Tinto and Baowu to develop Western Range deposit in the Pilbara: publication of shareholder circulars and notices of general meetings Rio Tinto will today issue notices for general meetings of Rio Tinto plc and Rio Tinto Limited, which are being convened for the purpose of approving entry into an unincorporated joint venture and associated iron ore sales arrangement between Rio Tinto and China Baowu Steel Group Co. Ltd to jointly invest $2 billion to develop the Western Range project in the Pilbara, Western Australia. The notices will be available at riotinto.com/gm2022. Rio Tinto Limited’s notice of general meeting will also be released to the ASX. The general meetings will be held contemporaneously on 25 October 2022. Rio Tinto plc will hold its general meeting at 9.00 a.m. (BST) in London and Rio Tinto Limited will hold its extraordinary general meeting at 4.00 p.m. (AWST) in Perth. Shareholders are invited to participate in the meetings in person. In the lead up to the general meetings, Rio Tinto will continue to monitor the COVID-19 situation in the United Kingdom and in Australia. If it becomes necessary or appropriate to make alternate arrangements to hold the meetings, shareholders will be given as much notice as possible. Updates will be made available at riotinto.com/gm2022. EXHIBIT 99.2

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com